SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ____ TEL: (212) 735-3000 FAX: (212) 735-2000 WWW.SKADDEN.COM
March 22, 2012

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John M. Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Kelso Capital Corporation
File No. 333-176875 & 814-712

Dear Mr. Ganley:

We received your written comments on October 14, 2011 to the registration statement for BlackRock Kelso Capital Corporation (the “Fund”) filed on Form N-2 on September 16, 2011 (the “Registration Statement”), in connection with the shelf registration of common stock, preferred stock, subscription rights, warrants, debt securities and units.

The Fund has considered your comments and has authorized us to make on its behalf the responses and amendments to the Registration Statement discussed below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Fund uses in its Registration Statement.

COMMENTS

FACING PAGE

Comment 1: Footnote (7) to the Calculation of Registration Fee table states that the Fund is registering an indeterminate principal amount of units and that each unit may consist of a combination of any of the securities being registered, and may include securities issued by third

BlackRock Kelso Capital Corporation

March 22, 2012

parties, including the U.S. Treasury. Please provide us with an example of a “unit” and how it will be offered and priced. Please also provide an analysis explaining the basis for offering securities issued by third parties, including the U.S. Treasury. In your response please address the following:

•	Should the Fund be deemed to be either a distributor or a co-issuer of securities issued by third parties?
•	Would a registration statement be filed for securities issued by third parties?
•	Would third party securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

In addition, please include in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement with respect to any offering of units.

Response: The Fund has included in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement with respect to any offering of units. Some types of units are in fact expressly referred to in the 1940 Act, such as units consisting of debt, preferred stock or common stock and warrants (see Section 61(a)(3)(A)). Other types of units have not yet been devised. The undertaking provided above will give the Staff the opportunity to review any new type of unit and the Fund believes that further discussion at this time would be unproductive speculation. To the Company’s knowledge, no other business development company has offered similar units; however, Ares Capital Corporation has included similar units in its recent registration statement. Inasmuch as specific types of units have not yet been identified and will be subject to further review, the Registrant believes it is not possible to discuss particular types of units.

PROSPECTUS

Cover Page

Comment 2: The fourth paragraph states that the securities registered in this registration statement may be offered at prices and on terms to be described in one or more supplements to the prospectus. Please include in the registration statement a form of prospectus supplement for each type of security registered. In addition, please include in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement with respect to any rights offering.

Response: The Fund has included in the registration statement a form of prospectus supplement for common stock, preferred stock, warrants, subscription rights, debt securities, and units. The Fund has included in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement with respect to any rights offering.

BlackRock Kelso Capital Corporation

March 22, 2012

Special Note Regarding Forward-Looking Statements (Page 32)

Comment 3: Please state in this section that under Section 27A(b)(2)(B) of the Securities Act of 1933 and Section 21E(b)(2)(B) of the Securities Exchange Act of 1934, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus or in periodic reports filed by the Fund.

Response: The Fund has added the requested disclosure.

Sales of Common Stock Below Net Asset Value (Page 51)

Comment 4: The third paragraph of this section states that the Fund will not sell shares of common stock (or any warrants, options, rights, or units to purchase share of common stock) under a prospectus supplement to the registration statement if the cumulative dilution to NAV per share from offerings under the current registration statement exceeds 15%. The last sentence of the paragraph states that if the Fund files a new post-effective amendment, the threshold would reset. Please explain to us what is meant by the last sentence. We may have additional comments after reviewing your response.

Response: The Fund has amended the first sentence of the section to clarify that the Fund will not sell shares of its common stock (or any warrants, options, rights or units to purchase shares of our common stock) under a prospectus supplement to the current registration statement without first filing a new post-effective amendment to the current registration statement if the cumulative dilution to the Fund’s NAV per share from offerings under the current registration statement exceeds 15%.

Legal Matters (Page 148)

Comment 5: This section states that certain legal matters in connection with the securities offered will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Please include in Part C to the registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

Response: The Fund has included in Part C to the registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

GENERAL COMMENTS:

Comment 6: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

BlackRock Kelso Capital Corporation

March 22, 2012

Response: The Fund acknowledges that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Comment 7: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges that the Staff may have additional comments on the disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally or on any exhibits added in pre-effective amendments.

Comment 8: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response: The Fund intends to omit information with respect to the following items from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities covered under the registration statement that are dependent upon the offering date.

Comment 9: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with its Registration Statement.

Comment 10: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund notes that Pre-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 today and this letter dated March 22, 2012 set forth the Fund’s responses to the Staff’s comments.

BlackRock Kelso Capital Corporation

March 22, 2012

Comment 11: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund understands that:

(a) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (212) 735-3406 or Terry Wells at (212) 735-3359.

Very truly yours,

/s/ Michael K. Hoffman

Michael K. Hoffman